SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F                .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

UPM-Kymmene Corporation Major shareholders Announcement September 14, 2007 at 18:15

Changes in UPM’s ownership—Announcement according to the Finnish Securities Market Act, Chapter 2, Section 9

According to the Finnish Securities Market Act, Chapter 2, Section 9, UPM reports the following:

The Capital Group, Inc. (Taxpayer I.D. 86-0206507) funds’ holding of UPM-Kymmene Corporation’s voting rights and share capital has fallen below five (5) percent.

The Capital Group Companies Inc. together with the Capital Group International, Inc. and its subsidiaries report their holdings in UPM-Kymmene Corporation jointly. Based on an exemption granted by the Finnish Financial Supervision Authority on September 12, 2007, the Capital Research and Management Company, another fund of the Capital Group Companies, Inc. reports its holdings separately.

On September 12, 2007, the Capital Group Companies Inc., the Capital Group International Inc. and its subsidiaries held a total of 2.15% of UPM-Kymmene Corporation’s voting rights and share capital.

In addition, UPM announces that the Capital Research and Management Company held a total of 4.84% of UPM-Kymmene Corporation’s share capital and 3.79% of voting rights based on the announcement made by the Capital Group Companies Inc. on December 18, 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations